Exhibit 99.1

Silicom Awarded $2M/Yr Design Win for
Cryptography Hardware Acceleration Solution by
Application Delivery Leader

KFAR SAVA, Israel – September 29, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an application delivery market leader has awarded it a Design Win for an advanced FPGA Smart Card. The customer will use the Silicom card for SSL hardware acceleration and Post-Quantum Cryptography (PQC) encryption/decryption offload, thereby freeing up its server resources, improving overall network performance and simplifying its solutions’ management of secure connections.

At full ramp-up, which is scheduled to build throughout 2026, revenues related to this Design Win are expected to reach $2 million per year.  In parallel, the two companies are engaged in discussions about the use of a next-generation Silicom platform for future applications, a deal with significantly larger potential than the current Design Win.

The customer selected Silicom due to the cutting-edge features of its FPGA-based Smart Card technology, coupled with the Company’s track record over many years as a trusted supplier and technology partner for many industry leaders.

“The fact that this global technology giant relies on our products to sharpen its performance edge is a vote of confidence that resonates with other industry leaders,” commented Liron Eizenman, Silicom’s CEO. “They’ve been impressed by the sheer volume of network traffic that our card can process in real-time, a challenging achievement for an SSL acceleration solution that involves computationally-intensive Post Quantum Cryptography.”

Mr. Eizenman continued, “In fact, this is the second technology giant that has selected our PQC-ready FPGA smart card in just the last few months, each one a leader in its market segment. As attacks from quantum computers become more commonplace, and as a growing number of regulators around the world mandate a transition to quantum-resistant algorithms, we expect many more customers to be interested in this critical functionality.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com